                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB Number:  3235-0145
                                                   Expires: October 31, 1994
                                                   Estimated average burden
                                                   hours per form .......14.90
                                                   ---------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)*


                            BLESSINGS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock (par value $.71)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 093532 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)

PHILIP C. WILLIAMSON, CHAIRMAN, CEO & PRESIDENT       P.O. BOX 1779
WILLLIAMSON-DICKIE MANUFACTURING COMPANY              FORT WORTH, TEXAS  76101
                                                      (817) 336-7201
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  MAY 19, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 093532 10 9                                         PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WILLIAMSON-DICKIE MANUFACTURING COMPANY
    I.R.S. IDENTIFICATION NO.:  75-0661160
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    N/A
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    TEXAS, U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           N/A
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          5,496,096
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    N/A
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N/A
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 093532 10 9                                               Page 3 of  3


                                  SCHEDULE 13 D


ITEM 4            Purpose of Transaction

                  On April 14, 1998, a subsidiary of Huntsman Packaging Corporation commenced a cash tender offer for all outstanding shares of the issuer at a cash price of $21.00 per share. Under the terms of a Tender Agreement and Irrevocable Proxy dated April 7, 1998, Reporting Person agreed, among other things, to validly tender and sell pursuant to the offer, and not withdraw all shares beneficially owned by it, provided that the Offer price is not less than $21.00 per share. On April 21, 1998, Williamson-Dickie Manufacturing Company, through a wholly owned subsidiary, tendered all shares owned by it in the Issuer.

ITEM 5            Interest in Securities of the Issuer

                  (e) Reporting Person ceased to be the beneficial owner of any shares of the Issuer effective the 19th day of May, 1998 when such shares were accepted for payment (and thereby purchased) by the Purchaser pursuant to the offer.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                             WILLIAMSON-DICKIE MANUFACTURING COMPANY



                             By: /s/ M. CRAIG MACKEY
                                ------------------------------------------------
                                M. Craig Mackey, Vice President, Chief Financial Officer, Secretary & Treasurer





Dated:   May 20, 1998